Exhibit 99.2

KB Financial Group Inc.

Interim Separate Financial Statements

September 30, 2014 and 2013

KB Financial Group Inc.

Index

September 30, 2014 and 2013

Report on Review of Interim Financial Statements

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim separate financial statements of KB Financial Group Inc. (the “Company”). These financial statements consist of separate statement of financial position of the Company as of September 30, 2014, and the related separate statements of comprehensive income for the three-month and nine-month periods ended September 30, 2014 and 2013, and the statements of changes in equity and cash flows for the nine-month periods ended September 30, 2014 and 2013, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim separate financial statements do not present fairly, in all material respects, in accordance with the Korean IFRS 1034, Interim Financial Reporting.

Other Matters

We have audited the separate statement of financial position of the Company as of December 31, 2013, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 12, 2014. These financial statements are not included in this review report. The statement of financial position as of December 31, 2013, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2013.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

November 14, 2014

This report is effective as of November 14, 2014, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim separate financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Interim Separate Statements of Financial Position

September 30, 2014 and December 31, 2013

(In millions of Korean won)	Notes	September 30, 2014		December 31, 2013
Assets
Cash and due from financial institutions	4,5,6,25	￦	48,921	￦	77,298
Loans	4,5,7		10,000		10,000
Investments in subsidiaries	8		18,557,566		18,292,443
Property and equipment	9		568		642
Intangible assets	10		8,780		10,133
Deferred income tax assets	11		3,543		4,203
Other assets	4,5,12		281,240		269,823

Total assets		￦	18,910,618	￦	18,664,542

Liabilities
Debentures	4,5,13	￦	628,742	￦	349,157
Net defined benefit liabilities	14		2,595		1,433
Current income tax liabilities			204,468		209,928
Other liabilities	4,5,15		70,082		55,602

Total liabilities			905,887		616,120

Equity
Share capital	16		1,931,758		1,931,758
Capital surplus	16		13,513,809		13,513,809
Accumulated other comprehensive loss	16		(2,751)		(2,715)
Retained earnings	16		2,561,915		2,605,570

Total equity			18,004,731		18,048,422

Total liabilities and equity		￦	18,910,618	￦	18,664,542

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2014 and 2013

(In millions of Korean won, except per share amounts)	Notes	2014				2013
		Three months		Nine months		Three months		Nine months
Interest income		￦	542	￦	1,977	￦	751	￦	3,078
Interest expense			(5,269)		(13,854)		(2,152)		(2,234)

Net interest income(expense)	18		(4,727)		(11,877)		(1,401)		844

Fee and commission income			—		—		—		—
Fee and commission expense			(552)		(5,002)		(440)		(4,034)

Net fee and commission income(expense)	19		(552)		(5,002)		(440)		(4,034)

Net other operating income	20		—		193,770		—		282,039

General and administrative expenses	21		(10,299)		(26,214)		(8,123)		(27,920)

Operating profit(loss) before provision for credit losses			(15,578)		150,677		(9,964)		250,929
Provision for credit losses			—		—		—		—

Operating profit(loss)			(15,578)		150,677		(9,964)		250,929
Net non-operating income(expense)	22		96		(484)		36		(542)

Profit(loss) before tax benefit(expense)			(15,482)		150,193		(9,928)		250,387
Income tax benefit(expense)	23		330		(672)		(213)		143

Profit(loss) for the period			(15,152)		149,521		(10,141)		250,530
Remeasurements of net defined benefit liabilities
Items that will not be reclassified to profit or loss			(10)		(36)		(13)		(3)

Other comprehensive income(loss) for the period, net of tax			(10)		(36)		(13)		(3)

Total comprehensive income(loss) for the period		￦	(15,162)	￦	149,485	￦	(10,154)	￦	250,527

Earnings(loss) per share
Basic earnings(loss) per share	24	￦	(39)	￦	387	￦	(26)	￦	648
Diluted earnings(loss) per share	24		(39)		386		(26)		646

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2014 and 2013

					Accumulated
					Other
(In millions of Korean won)	Share		Capital		Comprehensive		Retained		Total
	Capital		Surplus		Loss		Earnings		Equity
Balance at January 1, 2013	￦	1,931,758	￦	13,513,809	￦	(2,780)	￦	2,641,555	￦	18,084,342

Comprehensive income
Profit for the period		—		—		—		250,530		250,530
Remeasurements of net defined benefit liabilities		—		—		(3)		—		(3)

Total comprehensive income		—		—		(3)		250,530		250,527

Transactions with shareholders
Dividends		—		—		—		(231,811)		(231,811)

Total transactions with shareholders		—		—		—		(231,811)		(231,811)

Balance at September 30, 2013	￦	1,931,758	￦	13,513,809	￦	(2,783)	￦	2,660,274	￦	18,103,058

Balance at January 1, 2014	￦	1,931,758	￦	13,513,809	￦	(2,715)	￦	2,605,570	￦	18,048,422

Comprehensive income
Profit for the period		—		—		—		149,521		149,521
Remeasurements of net defined benefit liabilities		—		—		(36)		—		(36)

Total comprehensive income		—		—		(36)		149,521		149,485

Transactions with shareholders
Dividends		—		—		—		(193,176)		(193,176)

Total transactions with shareholders		—		—		—		(193,176)		(193,176)

Balance at September 30, 2014	￦	1,931,758	￦	13,513,809	￦	(2,751)	￦	2,561,915	￦	18,004,731

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Cash Flows

Nine-Month Periods Ended September 30, 2014 and 2013

(In millions of Korean won)	Note	2014		2013
Cash flows from operating activities
Profit for the period		￦	149,521	￦	250,530

Adjustment for non-cash items
Depreciation and amortization			709		555
Share-based payments			478		(338)
Net interest income			(176)		(478)
Impairment losses on investments in subsidiaries			14,747		—
Net other expense			1,714		1,828

			17,472		1,567

Changes in operating assets and liabilities
Deferred income tax assets			660		(144)
Other assets			(95)		(465)
Other liabilities			(2,772)		637

			(2,207)		28

Net cash generated from operating activities			164,786		252,125

Cash flows from investing activities
Acquisition of investments in subsidiaries			(279,870)		(384,590)
Collection of loans			—		15,000
Acquisition of property and equipment			(186)		(580)
Acquisition of intangible assets			(131)		(2,095)
Disposition of intangible assets			939		79
Net decrease(increase) in guarantee deposits paid			(30)		(172)
Others			(49)		(375)

Net cash used in investing activities			(279,327)		(372,733)

Cash flows from financing activities
Increase in debts			—		315,000
Decrease in debts			—		(315,000)
Increase in debentures			279,340		349,077
Distribution of dividends			(193,176)		(231,811)

Net cash generated from financing activities			86,164		117,266

Net decrease in cash and cash equivalents			(28,377)		(3,342)
Cash and cash equivalents at the beginning of the period	25		77,295		96,231

Cash and cash equivalents at the end of the period	25	￦	48,918	￦	92,889

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 84, Namdaemunro, Jung-gu, Seoul. The Company’s paid-in capital as of September 30, 2014, is ￦1,931,758 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013 and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In addition, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. in March 2014.

The Company is authorized to issue up to 1 billion shares. The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

Korean-IFRS (“K-IFRS”) are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

The separate financial statements have been prepared in accordance with K-IFRS 1027, Separate Financial Statements.

The Company’s interim separate financial statements as of and for the nine-month period ended September 30, 2014, have been prepared in accordance with K-IFRS 1034, Interim Financial Reporting, which is effective as of September 30, 2014.

New standards, amendments and interpretations adopted by the Company for the year beginning on January 1, 2014, are as follows:

Amendment to K-IFRS 1032, Financial Instruments: Presentation

The amendment to K-IFRS 1032, Financial Instruments: Presentation, provides that the right to offset must not be contingent on a future event and must be legally enforceable in all of circumstances; and if an entity can settle amounts in a manner such that outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. There is no material impact of the amendment of K-IFRS 1032 on the financial statements.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Amendment to Korean IFRS 1039, Financial Instruments: Recognition and Measurement

Amendment to Korean IFRS 1039, Financial Instruments: Recognition and Measurement, allows the continuation of hedge accounting for a derivative that has been designated as a hedging instrument in a circumstance in which that derivative is novated to a central counterparty (CCP) as a consequence of laws or regulations. There is no material impact of the amendment of K-IFRS 1039 on the financial statements.

Enactment of K-IFRS 2121, Levies

K-IFRS 2121, Levies, is applied to a liability to pay a levy imposed by a government in accordance with the legislation. The interpretation requires that the liability to pay a levy is recognized when the activity that triggers the payment of the levy occurs, as identified by the legislation (the obligating event). The interpretation does not have a material impact on the financial statements.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The separate financial statements are presented in Korean won, which is the Company’s presentation currency.

2.4 Significant Estimates

The preparation of the separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on assets(liabilities) and incomes(expenses). The managements’ estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively, if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except assumptions for income tax expense.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these separate financial statements have been consistently applied to all periods presented, except impact of changes due to enactment of new standards, amendments disclosed in Note 2.1 and the following paragraph.

3.1 Income Tax Expense for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite, approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Company’s risk management.

Risk Management Department

The Risk Management Department is responsible for managing work processes, procedures and detailed policies.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit Risk Management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

4.2.3 Maximum Exposure to Credit Risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collateral values as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Due from financial institutions	￦	48,921	￦	77,298
Loans		10,000		10,000
Other financial assets		22,776		20,435

	￦	81,697	￦	107,733

4.2.4 Credit Risk of Loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Company does not recognize losses expected as a result of future events. The Company measures inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

Loans are classified as follows:

(In millions of Korean won)	Sep. 30, 2014			Dec. 31, 2013
Loan before allowances	Corporate loans		Percentage (%)	Corporate loans		Percentage (%)
Neither past due nor impaired	￦	10,000	100.00	￦	10,000	100.00
Past due but not impaired		—	—		—	—
Impaired		—	—		—	—

		10,000	100.00		10,000	100.00
Allowances		—	—		—	—

Carrying amount	￦	10,000	100.00	￦	10,000	100.00

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Credit quality of loans that are neither past due nor impaired:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Grade 1	￦	10,000	￦	10,000
Grade 2		—		—
Grade 3		—		—
Grade 4		—		—
Grade 5		—		—

	￦	10,000	￦	10,000

Credit quality of loans is classified as follows, according to the probability of default:

Range of PD(%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

4.2.5 Credit Risk Concentration Analysis

The details of the Company’s loans by country, as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Corporate loans		%	Allowances		Carrying amount
Korea	￦	10,000	100.00	￦	—	￦	10,000

	￦	10,000	100.00	￦	—	￦	10,000

(In millions of Korean won)	Dec. 31, 2013
	Corporate loans		%	Allowances		Carrying amount
Korea	￦	10,000	100.00	￦	—	￦	10,000

	￦	10,000	100.00	￦	—	￦	10,000

The details of the Company’s corporate loans by industry as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	10,000	100.00	￦	—	￦	10,000

	￦	10,000	100.00	￦	—	￦	10,000

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	10,000	100.00	￦	—	￦	10,000

	￦	10,000	100.00	￦	—	￦	10,000

4.3 Liquidity Risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of assets at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities. The Company discloses them by maturity group: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differs from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received on assets or paid on liabilities calculated using a floating interest rate, is measured on the assumption that the current interest rate would be the same through maturity.

4.3.2. Liquidity Risk Management

The liquidity risk is managed by liquidity management principles and related guideline which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

The remaining contractual maturity of financial assets and liabilities as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)
	Sep. 30, 2014
	On demand		Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	48,970	￦	—	￦	—	￦	—	￦	—	￦	—	￦	48,970
Loans		—		30		60		10,180		—		—		10,270
Other financial assets		—		2,637		—		20,570		—		—		23,207

	￦	48,970	￦	2,667	￦	60	￦	30,750	￦	—	￦	—	￦	82,447

Financial liabilities
Debentures	￦	—	￦	—	￦	5,175	￦	15,525	￦	561,507	￦	125,180	￦	707,387
Other financial liabilities		—		2,935		326		—		—		—		3,261

	￦	—	￦	2,935	￦	5,501	￦	15,525	￦	561,507	￦	125,180	￦	710,648

(In millions of Korean won)
	Dec. 31, 2013
	On demand		Less than 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	27,332	￦	50,340	￦	—	￦	—	￦	—	￦	—	￦	77,672
Loans		—		34		67		10,101		—		—		10,202
Other financial assets		—		35		—		20,540		—		—		20,575

	￦	27,332	￦	50,409	￦	67	￦	30,641	￦	—	￦	—	￦	108,449

Financial liabilities
Debentures	￦	—	￦	—	￦	2,941	￦	8,822	￦	315,330	￦	74,471	￦	401,564
Other financial liabilities		—		840		1,579		1,156		—		—		3,575

	￦	—	￦	840	￦	4,520	￦	9,978	￦	315,330	￦	74,471	￦	405,139

[1]	The amount of ￦3 million, representing the restricted amount due from the financial institutions as of September 30, 2014 and December 31, 2013, is excluded.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments. The most significant risks are interest rate risks.

4.4.2 Interest Rate Risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost will fluctuate because of changes in interest.

Observation method on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities, and measurement and management of interest rate VaR.

5. Financial Assets and Financial Liabilities

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts and fair value of financial assets and liabilities by category as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Carrying amount		Fair value
Financial assets
Loans and receivables
Cash and due from financial institutions	￦	48,921	￦	48,921
Loans		10,000		10,000
Other financial assets		22,776		22,776

	￦	81,697	￦	81,697

Financial liabilities
Financial liabilities at amortized cost
Debentures	￦	628,742	￦	549,800
Other financial liabilities		5,158		5,158

	￦	633,900	￦	554,958

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Carrying amount		Fair value
Financial assets
Loans and receivables
Cash and due from financial institutions	￦	77,298	￦	77,298
Loans		10,000		10,000
Other financial assets		20,435		20,435

	￦	107,733	￦	107,733

Financial liabilities
Financial liabilities at amortized cost
Debentures	￦	349,157	￦	298,080
Other financial liabilities		3,576		3,576

	￦	352,733	￦	301,656

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using a DCF model.

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	￦	—	￦	48,921	￦	—	￦	48,921
Loans[3]		—		—		10,000		10,000
Other financial assets		—		—		22,776		22,776

	￦	—	￦	48,921	￦	32,776	￦	81,697

Financial liabilities
Debentures	￦	—	￦	549,800	￦	—	￦	549,800
Other financial liabilities		—		—		5,158		5,158

	￦	—	￦	549,800	￦	5,158	￦	554,958

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1,2]	￦	—	￦	27,298	￦	50,000	￦	77,298
Loans[3]		—		—		10,000		10,000
Other financial assets		—		—		20,435		20,435

	￦	—	￦	27,298	￦	80,435	￦	107,733

Financial liabilities
Debentures	￦	—	￦	298,080	￦	—	￦	298,080
Other financial liabilities		—		—		3,576		3,576

	￦	—	￦	298,080	￦	3,576	￦	301,656

[1]	Because due from financial institutions classified as level 2 are deposits on demand, we regarded the carrying amount as representative of fair value.
[2]	Because due from financial institutions classified as level 3 are deposits with residual maturities of less than three months as of the reporting date, we regarded the carrying amount as representative of fair value.
[3]	Because loans classified as level 3 are loans with interest rate reset period of less than three months, we regarded the carrying amount as representative of fair value.

6. Due From Financial Institution

The details of due from financial institution as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (Sep. 30, 2014)	Sep. 30, 2014		Dec. 31, 2013
Due from financial institution in Korean won	Due from banking institution	Kookmin Bank	0.00 ~ 2.09	￦	48,921	￦	77,298

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The maturities of due from financial institution, excluding restricted due from financial institution, as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	￦	48,918	￦	—	￦	—	￦	—	￦	—	￦	48,918

(In millions of Korean won)	Dec. 31, 2013
	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	￦	77,295	￦	—	￦	—	￦	—	￦	—	￦	77,295

Restricted due from financial institution as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Financial Institution	Sep. 30, 2014		Dec. 31, 2013		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	￦	3	￦	3	Pledged as collateral for the overdraft facility

		￦	3	￦	3

7. Loans

Loans as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Loans	￦	10,000	￦	10,000
Less: Allowances for loan losses		—		—

Carrying amount	￦	10,000	￦	10,000

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

8. Subsidiaries

The details of subsidiaries as of September 30, 2014, are as follows:

Name of subsidiary	Number of Issued Shares	Location	Industry
Kookmin Bank	404,379,116	Korea	Banking and domestic, foreign exchange transaction
KB Kookmin Card Co., Ltd.	92,000,000	Korea	Credit card
KB Investment & Securities Co., Ltd.	31,588,314	Korea	Financial investment
KB Life Insurance Co., Ltd.	91,200,000	Korea	Life insurance
KB Asset Management Co., Ltd.	7,667,550	Korea	Investment advisory and collective investment
KB Capital Co., Ltd.	11,180,630	Korea	Financial Leasing
KB Savings Bank Co., Ltd.	8,001,912	Korea	Savings Banking
KB Real Estate Trust Co., Ltd.	16,000,000	Korea	Real estate trust management
KB Investment Co., Ltd.	8,951,797	Korea	Investment in small company
KB Credit Information Co., Ltd.	1,252,400	Korea	Collection of receivables and credit investigation
KB Data System Co., Ltd.	800,000	Korea	Software advisory, development and supply

Investments in subsidiaries as of September 30, 2014 and December 31, 2013, are as follows:

Name of subsidiary	Ownership(%) (Sep. 30, 2014)	Sep. 30, 2014		Dec. 31, 2013
Kookmin Bank	100.00	￦	14,821,721	￦	14,821,721
KB Kookmin Card Co., Ltd.	100.00		1,953,175		1,953,175
KB Investment & Securities Co., Ltd.	100.00		507,212		507,212
KB Life Insurance Co., Ltd.	100.00		485,314		485,314
KB Asset Management Co., Ltd.	100.00		96,312		96,312
KB Capital Co., Ltd. [1]	52.02		279,870		—
KB Savings Bank Co., Ltd. [2]	100.00		157,544		134,531
KB Real Estate Trust Co., Ltd.	100.00		121,553		121,553
KB Investment Co., Ltd.	100.00		104,910		104,910
KB Credit Information Co., Ltd.	100.00		23,621		23,621
KB Data System Co., Ltd.	100.00		6,334		6,334
Yehansoul Savings Bank Co., Ltd.[2]	—		—		37,760

		￦	18,557,566	￦	18,292,443

[1]	The Company acquired the 52.02% of total issued shares of Woori Financial Co., Ltd. for ￦279,870 million and changed the name from Woori Financial Co., Ltd. to KB Capital Co., Ltd. in 2014.
[2]	The Company acquired Yehansoul Savings Bank Co., Ltd. for ￦37,760 million in 2013. KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in 2014.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The changes in accumulated impairment losses on investments in subsidiaries for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries[1]	￦	36,995	￦	14,747	￦	—	￦	51,742

(In millions of Korean won)	Sep. 30, 2013
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries	￦	—	￦	—	￦	—	￦	—

[1]	Industry environment of savings banks has deteriorated continuously and performance fell short of expectations primarily due to a decline of benchmark interest rate. Considering the aforementioned recent downturns, the Company recognized the impairment losses on investments in subsidiaries.

9. Property and Equipment

The details of property and equipment as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	￦	499	￦	(395)	￦	—	￦	104
Equipment and vehicles		4,771		(4,307)		—		464

	￦	5,270	￦	(4,702)	￦	—	￦	568

(In millions of Korean won)	Dec. 31, 2013
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	￦	424	￦	(331)	￦	—	￦	93
Equipment and vehicles		4,660		(4,111)		—		549

	￦	5,084	￦	(4,442)	￦	—	￦	642

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

10. Intangible Assets

The details of intangible assets as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	￦	2,537	￦	(1,963)	￦	—	￦	574
Membership rights		9,497		—		(1,988)		7,509
Other intangible assets		3,315		(2,618)		—		697

	￦	15,349	￦	(4,581)	￦	(1,988)	￦	8,780

(In millions of Korean won)	Dec. 31, 2013
	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	￦	2,431	￦	(1,802)	￦	—	￦	629
Membership rights		11,692		—		(3,172)		8,520
Other intangible assets		3,315		(2,331)		—		984

	￦	17,438	￦	(4,133)	￦	(3,172)	￦	10,133

11. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Assets		Liabilities		Net amount
Share-based payments	￦	2,133	￦	—	￦	2,133
Membership rights		481		—		481
Defined benefit obligation		973		—		973
Plan assets		—		(782)		(782)
Short-term employee benefits		338		—		338
Others		400		—		400

		4,325		(782)		3,543
Offsetting of deferred tax assets and liabilities		(782)		782		—

	￦	3,543	￦	—	￦	3,543

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(In millions of Korean won)	Dec. 31, 2013
	Assets		Liabilities		Net amount
Share-based payments	￦	2,352	￦	—	￦	2,352
Membership rights		742		—		742
Defined benefit obligation		1,393		—		1,393
Plan assets		—		(1,111)		(1,111)
Short-term employee benefits		239		—		239
Others		588		—		588

		5,314		(1,111)		4,203
Offsetting of deferred tax assets and liabilities		(1,111)		1,111		—

	￦	4,203	￦	—	￦	4,203

12. Other Assets

The details of other assets as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Other financial assets
Other receivables	￦	2,638	￦	35
Accrued income		54		285
Guarantee deposits		20,084		20,115

		22,776		20,435

Other assets
Other receivables		257,204		248,599
Prepaid expenses		1,203		785
Advance payments		57		4

		258,464		249,388

	￦	281,240	￦	269,823

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

13. Debentures

The details of debentures as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Issued date	Expiration date	Annual interest rates (%) (Sep. 30, 2014)	Sep. 30, 2014		Dec. 31, 2013
Unguaranteed debentures No. 3-1	2013.08.13	2016.08.13	3.14	￦	150,000	￦	150,000
Unguaranteed debentures No. 3-2	2013.08.13	2018.08.13	3.46		130,000		130,000
Unguaranteed debentures No. 3-3	2013.08.13	2020.08.13	3.65		70,000		70,000
Unguaranteed debentures No. 4	2014.03.17	2017.03.17	3.02		150,000		—
Unguaranteed debentures No. 5-1	2014.03.19	2019.03.19	3.31		80,000		—
Unguaranteed debentures No. 5-2	2014.03.19	2021.03.19	3.50		50,000		—
	Bond Discounts				(1,258)		(843)

				￦	628,742	￦	349,157

The maturities of debentures as of September 30, 2014 and December 31, 2013, are as follows:

	Sep. 30, 2014
(In millions of Korean won)	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	￦	—	￦	—	￦	—	￦	300,000	￦	330,000	￦	630,000

	Dec. 31, 2013
(In millions of Korean won)	Less than 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	￦	—	￦	—	￦	—	￦	150,000	￦	200,000	￦	350,000

The changes in debentures based on face value for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	￦	350,000	￦	280,000	￦	—	￦	630,000

(in millions of Korean won)	Sep. 30, 2013
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	￦	—	￦	350,000	￦	—	￦	350,000

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

14. Net defined benefit liabilities

Defined benefit plan

The Company operates a defined benefit plan which has the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The defined benefit obligation recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation method.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). The data used in the PUC such as interest rates, future salary increase rate, mortality rate and consumer price index are based on observable market data and historical data which are updated annually.

Actuarial assumptions may differ from actual result due to change in the market, economic trend and mortality trend which may impact defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income(loss).

The changes in the defined benefit obligation for the nine-month periods ended September 30, 2014 and 2013, are as follows:

	Sep. 30, 2014
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	9,532	￦	(8,099)	￦	1,433
Current service cost		1,142		—		1,142
Interest cost(income)		285		(242)		43
Remeasurements
Return on plan assets (excluding amounts included in interest income)		—		48		48
Payments from plans		(976)		976		—
Payments from the Company		(52)		—		(52)
Transfer in		1,899		(1,899)		—
Transfer out		(1,399)		1,380		(19)

Ending	￦	10,431	￦	(7,836)	￦	2,595

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

	Sep. 30, 2013
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	￦	10,158	￦	(8,774)	￦	1,384
Current service cost		1,293		—		1,293
Interest cost(income)		269		(232)		37
Remeasurement
Return on plan assets (excluding amounts included in interest income)		—		4		4
Payments from plans		(2,101)		2,101		—
Transfer in		1,076		(848)		228
Transfer out		(1,396)		1,396		—

Ending	￦	9,299	￦	(6,353)	￦	2,946

The details of the net defined benefit liabilities as of September 30, 2014 and December 31, 2013, are as follows:

	Sep. 30, 2014		Dec. 31, 2013
Present value of defined benefit obligation	￦	10,431	￦	9,532
Fair value of plan assets		(7,836)		(8,099)

Net defined benefit liabilities	￦	2,595	￦	1,433

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Sep. 30, 2013
Current service cost	￦	1,142	￦	1,293
Interest expenses		43		37

Post-employment benefits	￦	1,185	￦	1,330

15. Other liabilities

The details of other liabilities as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Other financial liabilities
Other payables	￦	2,776	￦	306
Accrued expenses		2,382		3,270

		5,158		3,576

Other non-financial liabilities
Other payables		18,070		178
Accrued expenses		46,563		51,580
Withholding taxes		291		268

		64,924		52,026

	￦	70,082	￦	55,602

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

16. Equity

16.1 Share capital

The details of share capital as of September 30, 2014 and December 31, 2013, are as follows:

	Sep. 30, 2014		Dec. 31, 2013
Type		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of issued shares		386,351,693		386,351,693
Share capital[1]	￦	1,931,758	￦	1,931,758

[1]	In millions of Korean won.

The changes in shares outstanding for the nine-month periods ended September 30, 2014 and 2013, are as follows:

	Sep. 30, 2014
	Beginning	Increase	Decrease	Ending
Number of issued shares	386,351,693	—	—	386,351,693

	Sep. 30, 2013
	Beginning	Increase	Decrease	Ending
Number of issued shares	386,351,693	—	—	386,351,693

16.2 Capital Surplus

The details of capital surplus as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Share premium	￦	12,226,597	￦	12,226,597
Other capital surplus		1,287,212		1,287,212

	￦	13,513,809	￦	13,513,809

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

16.3 Accumulated other comprehensive loss

The details of accumulated other comprehensive loss as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Remeasurements of net defined benefit liabilities	￦	(2,751)	￦	(2,715)

	￦	(2,751)	￦	(2,715)

The changes in accumulated other comprehensive loss for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(2,715)	￦	(48)	￦	12	￦	(2,751)

	￦	(2,715)	￦	(48)	￦	12	￦	(2,751)

(In millions of Korean won)	Sep. 30, 2013
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	￦	(2,780)	￦	(4)	￦	1	￦	(2,783)

	￦	(2,780)	￦	(4)	￦	1	￦	(2,783)

16.4 Retained Earnings

The details of retained earnings as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Legal reserves	￦	208,221	￦	188,638
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		1,295		1,575
Unappropriated retained earnings		1,370,399		1,433,357

	￦	2,561,915	￦	2,605,570

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory Reserve for Credit Losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Supervisory Regulations on Financial Holding Companies.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The details of the regulatory reserve for credit losses as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Beginning	￦	1,295	￦	1,575
Amounts estimated to be appropriated(reversed)		55		(280)

Ending	￦	1,350	￦	1,295

The adjustments to the regulatory reserve for credit losses for the three-month and nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won, except per share amounts)	Sep. 30, 2014
	Three months		Nine months
Provision of regulatory reserve for credit losses	￦	469	￦	55
Adjusted profit(loss) after provision of regulatory reserve for credit losses[1]		(15,621)		149,466
Adjusted basic earnings(loss) per share after provision of regulatory reserve for credit losses[1]		(40)		387
Adjusted diluted earnings(loss) per share after provision of regulatory reserve for credit losses[1]		(40)		386

(In millions of Korean won, except per share amounts)	Sep. 30, 2013
	Three months		Nine months
Reversal of regulatory reserve for credit losses	￦	(66)	￦	(472)
Adjusted profit(loss) after reversal of regulatory reserve for credit losses[1]		(10,075)		251,002
Adjusted basic earnings(loss) per share after reversal of regulatory reserve for credit losses[1]		(26)		650
Adjusted diluted earnings(loss) per share after reversal of regulatory reserve for credit losses[1]		(26)		647

[1]	Adjusted profit(loss) after provision(reversal) of regulatory reserve for credit losses is not in accordance with K-IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit for the period.

17. Dividends

The dividends to the shareholders of the Company in respect of the year ended December 31, 2013, of ￦500 per share, amounting to total dividends of ￦193,176 million, were paid in April 2014. The dividends paid to the shareholders of the Company in 2013 were ￦231,811 million (￦600 per share).

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

18. Net Interest Income

Interest income and interest expense for the three-month and nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014				Sep. 30, 2013
	Three months		Nine months		Three months		Nine months
Interest income
Due from financial institutions	￦	310	￦	1,267	￦	478	￦	2,076
Loans		91		290		103		494
Others		141		420		170		508

		542		1,977		751		3,078

Interest expense
Debts		—		—		545		627
Debentures		5,269		13,854		1,607		1,607

		5,269		13,854		2,152		2,234

Net interest income	￦	(4,727)	￦	(11,877)	￦	(1,401)	￦	844

19. Net Fee and Commission Income

Fee and commission income and fee and commission expense for the three-month and nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014				Sep. 30, 2013
	Three months		Nine months		Three months		Nine months
Fee and commission income
Fees in Korean won	￦	—	￦	—	￦	—	￦	—

Fee and commission expense
Fees paid in Korean won		524		4,896		408		3,956
Fees paid in foreign currency		28		106		32		78

		552		5,002		440		4,034

Net fee and commission income	￦	(552)	￦	(5,002)	￦	(440)	￦	(4,034)

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

20. Net Other Operating Income

Other operating income and other operating expense for the three-month and nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014				Sep. 30, 2013
	Three months		Nine months		Three months		Nine months
Other operating income
Dividend income in subsidiaries	￦	—	￦	208,517	￦	—	￦	282,039

		—		208,517		—		282,039

Other operating expense
Impairment losses on investments in subsidiaries		—		14,747		—		—

		—		14,747		—		—

Net other operating income	￦	—	￦	193,770	￦	—	￦	282,039

21. General and administrative expenses

The details of general and administrative expenses for the three-month and nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014				Sep. 30, 2013
	Three months		Nine months		Three months		Nine months
Employee Benefits
Salaries and other short-term employee benefits—Salaries	￦	5,105	￦	14,307	￦	5,008	￦	15,565
Salaries and other short-term employee benefits—Others		657		1,996		677		1,975
Termination benefits		—		—		222		222
Post employment benefits—defined benefit plans		395		1,185		443		1,330
Share-based payments		1,485		478		(1,040)		(338)

		7,642		17,966		5,310		18,754

Depreciation and amortization		248		709		214		555

Other general and administrative expenses
Travel		8		44		58		170
Communications		45		244		36		219
Tax and dues		33		159		33		255
Publication		34		129		41		161
Rental expense		438		1,302		515		1,457
Vehicle		63		162		48		126
Service fees		410		1,104		379		1,506
Advertising		37		438		56		439
Training		69		114		56		179
Others		1,272		3,843		1,377		4,099

		2,409		7,539		2,599		8,611

	￦	10,299	￦	26,214	￦	8,123	￦	27,920

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Share-Based Payments

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Company and its subsidiaries as of September 30, 2014, is as follows:

(In number of shares) Share grants	Grant date	Number of granted shares[1]	Vesting conditions
(KB Financial Group Inc.)
Series 4	2010.07.13	180,707	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,3]
Series 8	2012.01.01	13,471	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,4]
Series 9	2013.07.17	82,699	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,4]
Series 10	2014.01.01	37,732	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,4]
Series 11	2013.07.13	69,892	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,3]
Deferred grant in 2010	—	6,583
Deferred grant in 2011	—	1,435
Deferred grant in 2012	—	7,975
Deferred grant in 2013	—	2,617

		403,111

(Kookmin Bank)
Series 41	12.08.02	23,521	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 43	12.11.26	13,918	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 44	13.01.01	17,242	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 45	13.01.01	9,698	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 46	13.01.01	103,440	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Series 48	13.07.23	74,666	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 49	13.07.24	101,828	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 50	13.07.24	82,926	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 51	13.07.25	9,899	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 52	13.08.01	10,278	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 53	13.07.19	69,256	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 54	13.07.23	26,689	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,7]
Series 55	14.01.03	11,060	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,8]
Series 56	13.12.30	17,798	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 57	14.01.01	44,265	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 58	14.01.01	78,700	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Series 59	14.08.26	9,106	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,6]
Deferred grant in 2010	—	171
Deferred grant in 2011	—	8,454
Deferred grant in 2012	—	31,348
Deferred grant in 2013	—	92,316

		836,579

(Other subsidiaries)
Share granted in 2010		3,485	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]
Share granted in 2011		10,131	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]
Share granted in 2012		63,976	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Share granted in 2013	104,394	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]
Share granted in 2014	64,974	Services fulfillment, Achievements of targets on the basis of market and non-market performance [9]

	246,960

	1,486,650

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]	Certain portion of the granted shares is compensated over a maximum period of three years.
[3]	The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted EPS and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted EPS and qualitative indicators, respectively.
[4]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted Value-up Index, targeted financial results of the Company and its subsidiaries (Group) and the targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of the targeted Value-up Index and the accomplishment of targeted relative TSR.
[5]	The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted Value-up Index and the targeted financial results of the Bank, respectively.
[6]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted financial results of the Bank, the targeted relative TSR and the targeted Value-up Index, respectively. However, as for certain number of shares, half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted Value-up Index.
[7]	The 30%, 45% and 25% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the ROA and the growth rate of total assets, respectively.
[8]	The number of granted shares to be compensated is not linked to performance, but fixed.
[9]	The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on the accomplishment of the respective subsidiaries’ performance and the accomplishment of the targeted relative TSR, respectively. The 40%, 30% and 30% of the number of certain granted shares to be compensated is determined based on the accomplishment of the targeted Value-up Index, the respective subsidiaries’ performance and the targeted relative TSR, respectively.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of share grants linked to short-term performance as of September 30, 2014, are as follows:

		Grant date	Number of vested shares[1]	Vesting Conditions
(KB Financial Group Inc.)	Share granted in 2010	2010.01.01	322	Satisfied
	Share granted in 2011	2011.01.01	7,295	Satisfied
	Share granted in 2012	2012.01.01	15,782	Satisfied
	Share granted in 2013	2013.01.01	16,560	Satisfied
	Share granted in 2014	2014.01.01	19,430	Proportion to service period
(Kookmin Bank)	Share granted in 2010	2010.01.01	410	Satisfied
	Share granted in 2011	2011.01.01	46,934	Satisfied
	Share granted in 2012	2012.01.01	103,529	Satisfied
	Share granted in 2013	2013.01.01	104,298	Satisfied
	Share granted in 2014	2014.01.01	131,396	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance.

The share grants are settled over three years.

Share-based payment arrangement for the employees of subsidiaries was transferred to the Company from the subsidiaries in 2010 and the related compensation cost paid to the employees of subsidiaries is reimbursed from the subsidiaries. The accrued expenses representing share-based payments as of September 30, 2014 and December 31, 2013, are ￦43,666 million and ￦48,316 million, respectively, and the receivables to be reimbursed from the subsidiaries for the compensation costs are ￦34,853 million and ￦38,596 million, respectively. The compensation costs amounting to ￦478 million was recognized as an expense for the nine-month period ended September 30, 2014, and the compensation costs from share grants of ￦338 million was reversed during the nine-month period ended September 30, 2013.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

22. Net non-operating Income(expenses)

The details of non-operating income and expenses for the three-month and nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014				Sep. 30, 2013
	Three months		Nine months		Three months		Nine months
Non-operating income
Others	￦	487	￦	606	￦	514	￦	536

		487		606		514		536

Non-operating expenses
Donation		366		988		478		1,078
Others		25		102		—		—

		391		1,090		478		1,078

Net non-operating income(expenses)	￦	96	￦	(484)	￦	36	￦	(542)

23. Income tax benefit (expense)

The details of income tax benefit(expense) for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Sep. 30, 2013
Tax payable
Current tax expense	￦	—	￦	—
Change in deferred tax assets(liabilities)
Origination and reversal of temporary differences		(660)		144
Tax expense recognized directly in equity
Remeasurements of net defined benefit liabilities		(12)		(1)

Tax benefit (expense)	￦	(672)	￦	143

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

24. Earnings per Share

Calculations of basic earnings per share on the profit attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding:

	Sep. 30, 2014
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Three-month period
Beginning (A)	386,351,693	92	35,544,355,756

Weighted average number of ordinary shares outstanding (B = A / 92)			386,351,693

Nine-month period
Beginning (A)	386,351,693	273	105,474,012,189

Weighted average number of ordinary shares outstanding (B = A / 273)			386,351,693

	Sep. 30, 2013
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Three-month period
Beginning (A)	386,351,693	92	35,544,355,756

Weighted average number of ordinary shares outstanding (B = A / 92)			386,351,693

Nine-month period
Beginning (A)	386,351,693	273	105,474,012,189

Weighted average number of ordinary shares outstanding (B = A / 273)			386,351,693

Basic earnings per share

(in Korean won and in number of shares)	Sep. 30, 2014
	Three months		Nine months
Profit(loss) attributable to ordinary shares[1] (C)	￦	(15,152,755,833)	￦	149,520,460,495
Weighted average number of ordinary shares outstanding (D)		386,351,693		386,351,693
Basic earnings(loss) per share (E = C / D)	￦	(39)	￦	387

(in Korean won and in number of shares)	Sep. 30, 2013
	Three months		Nine months
Profit(loss) attributable to ordinary shares[1] (C)	￦	(10,140,809,339)	￦	250,529,732,134
Weighted average number of ordinary shares outstanding (D)		386,351,693		386,351,693
Basic earnings(loss) per share (E = C / D)	￦	(26)	￦	648

[1]	Profit (loss) attributable to ordinary shares is the same as profit (loss) in the statements of comprehensive income.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit(loss) for diluted earnings(loss) per share:

(in Korean won)	Sep. 30, 2014
	Three months	Nine months
Profit(loss) attributable to ordinary shares	￦ (15,152,755,833)	￦	149,520,460,495
Adjustment	—		—
Adjusted profit(loss) for diluted earnings(loss) per share	￦ (15,152,755,833)	￦	149,520,460,495

(in Korean won)	Sep. 30, 2013
	Three months	Nine months
Profit(loss) attributable to ordinary shares	￦ (10,140,809,339)	￦	250,529,732,134
Adjustment	—		—
Adjusted profit(loss) for diluted earnings(loss) per share	￦ (10,140,809,339)	￦	250,529,732,134

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings(loss) per share:

(in number of shares)	Sep. 30, 2014
	Three months	Nine months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Share grants	1,303,678	1,324,608

Adjusted weighted average number of ordinary shares outstanding for diluted earnings(loss) per share	387,655,371	387,676,301

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

(in number of shares)	Sep. 30, 2013
	Three months	Nine months
Weighted average number of ordinary shares outstanding	386,351,693	386,351,693
Adjustment
Share grants	1,385,393	1,417,697

Adjusted weighted average number of ordinary shares outstanding for diluted earnings(loss) per share	387,737,086	387,769,390

Diluted earnings(loss) per share:

(in Korean won and in number of shares)	Sep. 30, 2014
	Three months		Nine months
Adjusted profit(loss) for diluted earnings(loss) per share	￦	(15,152,755,833)	￦	149,520,460,495
Adjusted weighted average number of ordinary shares outstanding for diluted earnings(loss) per share		387,655,371		387,676,301
Diluted earnings(loss) per share	￦	(39)	￦	386

(in Korean won and in number of shares)	Sep. 30, 2013
	Three months		Nine months
Adjusted profit(loss) for diluted earnings(loss) per share	￦	(10,140,809,339)	￦	250,529,732,134
Adjusted weighted average number of ordinary shares outstanding for diluted earnings(loss) per share		387,737,086		387,769,390
Diluted earnings(loss) per share	￦	(26)	￦	646

25. Supplemental Cash Flow Information

Cash and cash equivalents as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014		Dec. 31, 2013
Due from financial institutions	￦	48,921	￦	77,298
Restricted due from financial institutions		(3)		(3)

	￦	48,918	￦	77,295

Significant non-cash transactions for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Sep. 30, 2014	Sep. 30, 2013
Changes in receivables and payables from consolidated tax	￦ (12,349)	￦ (86,980)
Changes in other receivables and other payables	(3,743)	(3,637)

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Cash inflow and outflow due to interest and dividends for the nine-month periods ended September 30, 2014 and 2013, are as follows:

(In millions of Korean won)	Activity	Sep. 30, 2014		Sep. 30, 2013
Interest received	Operating	￦	1,788	￦	2,728
Interest paid	Operating		13,291		627
Dividends received	Operating		208,517		282,039
Dividends paid	Financing		193,176		231,811

26. Contingent liabilities and Commitments

The commitments made with financial institutions as of September 30, 2014 and December 31, 2013, are as follows:

		Sep. 30, 2014				Dec. 31, 2013
(In millions of Korean won)		Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
General loans	Hana Bank	￦	50,000	￦	—	￦	50,000	￦	—
	Woori Bank		130,000		—		130,000		—
	Korea Development Bank		300,000		—		300,000		—
Discounting of bills	Korea Exchange Bank		100,000		—		100,000		—

		￦	580,000	￦	—	￦	580,000	￦	—

Other Matters(including litigation)

a)	The Company faces a lawsuit (as the defendant) involving damages of ￦51 million, which is still pending as of September 30, 2014.

b)	During the year ended December 31, 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of ￦124,357 million for income taxes (including local income taxes), paid ￦123,330 million, excluding local income taxes, and recognized local income taxes amounting to ￦1,027 million as other payables. The Company filed a claim for rectification in October 2013 for consolidated taxes paid for the fiscal years 2010 to 2012, totaling ￦89,576 million (including local income taxes paid). Including the ￦26,681 million for the fiscal years 2008 to 2009 claimed by Kookmin Bank, the total claim for rectification amounts to ￦116,257 million.

c)	The Company entered into a Share Purchase Agreement in June 2014, to acquire 11,682,580 of LIG Insurance Co., Ltd.’s common shares (representing 19.47% of outstanding shares) amounting to ￦685,000 million.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

27. Related Party Transactions

Significant related party transactions for the nine-month periods ended September 30, 2014 and 2013, are as follows:

			Sep. 30, 2014
(In millions of Korean won)
Subsidiaries	Kookmin Bank	Interest income	￦	1,676
		Net other operating income		158,517
		General and administrative expenses		1,222
	KB Kookmin Card Co., Ltd.	Net non-operating income		1
	KB Investment & Securities Co., Ltd.	Fee and commission expense		373
	KB Life Insurance Co., Ltd.	General and administrative expenses		84
	KB Asset Management Co., Ltd.	Net other operating income		50,000
	KB Investment Co., Ltd.	Interest Income		290
	KB Data Systems Co., Ltd.	General and administrative expenses		693

			Sep. 30, 2013
(In millions of Korean won)
Subsidiaries	Kookmin Bank	Interest income	￦	2,575
		Net other operating income		282,039
		General and administrative expenses		1,887
	KB Kookmin Card Co., Ltd.	Net non-operating income		1
	KB Investment & Securities Co., Ltd.	Fee and commission expense		300
	KB Real Estate Trust Co., Ltd.	Interest Income		182
	KB Investment Co., Ltd.	Interest Income		312
	KB Data Systems Co., Ltd.	General and administrative expenses		597

Significant of receivables and payables, and related allowance for loans losses arising from the related party transactions as of September 30, 2014 and December 31, 2013, are as follows:

			Sep. 30, 2014
(In millions of Korean won)
Subsidiaries	Kookmin Bank	Cash and due from financial institutions	￦	48,921
		Other assets		202,614
		Other liabilities		2,871
	KB Kookmin Card Co., Ltd.	Other assets		58,658
		Other liabilities		454
	KB Investment & Securities Co., Ltd.	Other assets		1,316
		Other liabilities		2,982
	KB Life Insurance Co., Ltd.	Other assets		576
		Other liabilities		12,275
	KB Asset Management Co., Ltd.	Other assets		9,014
	KB Capital Co., Ltd.	Other assets		159
	KB Savings Bank Co., Ltd	Other assets		72
		Other liabilities		17
	KB Real Estate Trust Co., Ltd	Other assets		2,621
		Other liabilities		6
	KB Investment Co., Ltd.	Loans		10,000
		Other assets		1,525
	KB Credit Information Co., Ltd	Other assets		219
		Other liabilities		21
	KB Data Systems Co., Ltd.	Other assets		192
		Other liabilities		108

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

			Dec. 31, 2013
(In millions of Korean won)
Subsidiaries	Kookmin Bank	Cash and due from financial institutions	￦	77,298
		Other assets		180,329
		Other liabilities		2
	KB Kookmin Card Co., Ltd	Other assets		75,455
		Other liabilities		260
	KB Investment & Securities Co., Ltd.	Other assets		1,807
		Other liabilities		72
	KB Life Insurance Co., Ltd.	Other assets		469
	KB Asset Management Co., Ltd	Other assets		9,793
	KB Savings Bank Co., Ltd	Other assets		30
		Other liabilities		28
	KB Real Estate Trust Co., Ltd	Other assets		474
	KB Investment Co., Ltd.	Loans		10,000
		Other assets		217
	KB Credit Information Co., Ltd	Other assets		236
		Other liabilities		18
	KB Data Systems Co., Ltd.	Other assets		206
		Other liabilities		108

In accordance with K-IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Note 8 for details on subsidiaries.

Key management includes the directors of the Company, their close family members, and the companies where the directors and/or their close family members have control or joint control.

Unused commitments by related parties as of September 30, 2014 and December 31, 2013, are as follows:

(In millions of Korean won)			Sep. 30, 2014		Dec. 31, 2013
Subsidiaries	KB Kookmin Card Co., Ltd.	Commitments in Korean won	￦	946	￦	940

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2014 and 2013, and December 31, 2013

Compensation to key management for the nine-month periods ended September 30, 2014 and 2013, consists of:

	Sep. 30, 2014
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered directors (executive)	￦	98	￦	25	￦	—	￦	(1,045)	￦	(922)
Registered directors (non-executive)		547		—		—		(15)		532
Non-registered directors		2,066		38		—		1,538		3,642

	￦	2,711	￦	63	￦	—	￦	478	￦	3,252

	Sep. 30, 2013
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Termination benefits		Share- based payments		Total
Registered directors (executive)	￦	1,358	￦	53	￦	—	￦	(1,497)	￦	(86)
Registered directors (non-executive)		642		—		—		(2)		640
Non-registered directors		2,263		101		222		1,161		3,747

	￦	4,263	￦	154	￦	222	￦	(338)	￦	4,301